Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 34-I dated May 31, 2013 and
underlying supplement no. 1-I dated November 14, 2011	Term Sheet to Product Supplement No. 34-I Registration Statement No. 333-177923 Dated May 31, 2013; Rule 433

Structured Investments	$ Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund due September 4, 2014

General

•	The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of either the Russell 2000® Index or the iShares® MSCI EAFE Index Fund and to forgo dividend payments and be willing to accept the risk of losing some or all of their principal at maturity.
•	The notes will pay at least 5.30%* per annum interest over the term of the notes, payable at a rate of at least 1.325%* per quarter. However, the notes do not guarantee any return of principal at maturity. Instead, if the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, investors will lose some or all of their principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 4, 2014†
•	The notes are not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
•	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about May 31, 2013 and are expected to settle on or about June 5, 2013.

Key Terms

Underlyings:	The Russell 2000® Index (Bloomberg ticker: RTY) (the “Index”) and the iShares® MSCI EAFE Index Fund (Bloomberg ticker: “EFA”) (the “Fund”) (each, an “Underlying” and collectively, the “Underlyings”)
Interest Rate:

At least 5.30%* per annum over the term of the notes, payable at a rate of at least 1.325%* per quarter

*The actual Interest Rate will be provided in the pricing supplement and will not be less than 5.30% per annum.

Payment at Maturity:

If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by up to 15%, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity.

If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Underlying Return + 15%) × 1.1765]

In no event, however, will the payment at maturity (excluding any accrued and unpaid interest) be less than $0. If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, you will lose some or all of your principal amount at maturity.

Buffer Amount:	15%
Downside Leverage Factor:	1.1765
Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	With respect to each Underlying, the Index closing level or closing price, as applicable, of that Underlying on the pricing date (in the case of the Fund, divided by the Share Adjustment Factor)
Share Adjustment Factor:	With respect to the Fund, set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Fund Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 34-I.
Ending Underlying Value:	With respect to each Underlying, the Index closing level or closing price, as applicable, of that Underlying on the Observation Date
Interest Payment Dates†:	September 5, 2013, December 5, 2013, March 5, 2014, June 5, 2014 and the Maturity Date. See “Selected Purchase Considerations — Quarterly Interest Payments” in this term sheet for more information.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Returns of the Underlyings
Observation Date†:	August 29, 2014
Maturity Date†:	September 4, 2014
CUSIP:	48126NCZ8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Payment Date” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 34-I

Investing in the Yield Notes involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. 34-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-62 of the accompanying product supplement no. 34-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $983.00 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $978.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 30, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 34-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-I dated May 31, 2013 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 34-I dated May 31, 2013:
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Selected Purchase Considerations

•	THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this term sheet, which is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments as specified on the cover of this term sheet. Interest on the notes will be payable quarterly in arrears on each Interest Payment Date to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
•	LIMITED PROTECTION AGAINST LOSS — If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by up to 15%, you will be entitled to the full repayment of your principal at maturity. If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes. Accordingly, you could lose some or all of your principal amount at maturity.
•	EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the Russell 2000® Index or the iShares® MSCI EAFE Index Fund.
•	The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement no. 1-I.
•	The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol “EFA.” The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. For additional information about the iShares® MSCI EAFE Index Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI EAFE Index Fund” in the accompanying underlying supplement no. 1-I.
•	TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a cash-settled Put Option written by you that, in circumstances where the payment due at maturity is less than $1,000 (excluding accrued but unpaid interest), requires you to pay us an amount equal to $1,000 minus the payment at maturity and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on a number of issues, the most relevant of which for investors in the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

We will determine the portion of each interest payment on the notes that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on May 31, 2013 and assuming an Interest Rate of 5.30% per annum, we would have allocated approximately 12.45% of each interest payment to interest on the Deposit and the remainder to Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date. Assuming that the treatment of the notes as units each comprising a Put

JPMorgan Structured Investments —	TS-2
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Non-U.S. Holders – Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-I dated May 31, 2013 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. Your investment will be exposed to loss on a leveraged basis if the Ending Underlying Value of either Underlying is less than its Initial Underlying Value by more than 15%. For every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes. Accordingly, you could lose some or all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 34-I for additional information about these risks.
•	YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING — If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by up to 15%, for each $1,000 principal amount note, you will receive at maturity $1,000 plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. Your payment at maturity is contingent upon the performance of each individual Index such that you will be equally exposed to the risks related to both of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the Index closing level or closing price, as applicable, of each Underlying.

JPMorgan Structured Investments —	TS-3
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•	YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value by more than 15%, you will lose some or all of your principal amount at maturity. This will be true even if the Ending Underlying Value of the other Underlying is greater than or equal to its Initial Underlying Value. The two Underlyings’ respective performances may not be correlated and, as a result, you may avoid a loss on your notes at maturity only if there is a broad-based rise in the performance of U.S. and international equities across diverse markets during the term of the notes.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the levels or prices of the Underlyings, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the levels of the Underlyings;
•	the time to maturity of the notes;

JPMorgan Structured Investments —	TS-4
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•	the dividend rates on the equity securities included in or held by the Underlyings;
•	the expected positive or negative correlation between the Underlyings, or the expected absence of any such correlation;
•	interest and yield rates in the market generally;
•	the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies of the equity securities held by the Fund;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•	a variety of economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the pricing date that the Ending Underlying Value of that Underlying could be below its Initial Underlying Value by more than the Buffer Amount. An Underlying’s volatility, however, can change significantly over the term of the notes. The level or price, as applicable, of an Underlying could fall sharply between the pricing date and the Observation Date, which could result in a significant loss of principal.
•	NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in or held by the Underlyings would have.
•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
•	NON-U.S. SECURITIES RISK — The equity securities underlying the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;

JPMorgan Structured Investments —	TS-5
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

•	existing and expected interest rate levels;
•	the balance of payments in the issuing countries of those currencies and the United States and between each country and its major trading partners;
•	political, civil or military unrest; and
•	the extent of government surpluses or deficits in issuing countries of those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	THE TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Interest Rate.

JPMorgan Structured Investments —	TS-6
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

What Is the Total Return and Interest Payments on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “note total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. The table and examples below assume that the Lesser Performing Underlying is the Russell 2000® Index. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity. In addition, the following table and examples assume a hypothetical Initial Underlying Value of 1,000 for the Lesser Performing Underlying and an Interest Rate of 5.30% per annum over the term of the notes and reflect the Buffer Amount of 15%. The actual Interest Rate will be provided in the pricing supplement and will not be less than 5.30% per annum. Each hypothetical total return and total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Lesser Performing Underlying Return	Note Total Return	Total Payments over the Term of the Notes
1800.000	80.00%	6.625%	$1,066.25
1700.000	70.00%	6.625%	$1,066.25
1600.000	60.00%	6.625%	$1,066.25
1500.000	50.00%	6.625%	$1,066.25
1400.000	40.00%	6.625%	$1,066.25
1300.000	30.00%	6.625%	$1,066.25
1200.000	20.00%	6.625%	$1,066.25
1150.000	15.00%	6.625%	$1,066.25
1100.000	10.00%	6.625%	$1,066.25
1050.000	5.00%	6.625%	$1,066.25
1010.000	1.00%	6.625%	$1,066.25
1000.000	0.00%	6.625%	$1,066.25
990.000	-1.00%	6.625%	$1,066.25
950.000	-5.00%	6.625%	$1,066.25
900.000	-10.00%	6.625%	$1,066.25
850.000	-15.00%	6.625%	$1,066.25
849.900	-15.01%	6.613%	$1,066.13
825.000	-17.50%	3.684%	$1,036.84
800.000	-20.00%	0.742%	$1,007.43
793.689	-20.63%	0.000%	$1,000.00
700.000	-30.00%	-11.023%	$889.78
600.000	-40.00%	-22.788%	$772.13
500.000	-50.00%	-34.553%	$654.48
400.000	-60.00%	-46.318%	$536.83
300.000	-70.00%	-58.083%	$419.18
200.000	-80.00%	-69.848%	$301.53
100.000	-90.00%	-81.613%	$183.88
0.000	-100.00%	-93.375%	$66.25

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Initial Underlying Value of 1,000 to an Ending Underlying Value of 1,100. Because the Ending Underlying Value of the Lesser Performing Underlying of 1,100 is greater than its Initial Underlying Value of 1,000, the investor receives total payments of $1,066.25 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $66.25 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: The level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,000 to an Ending Underlying Value of 900. Because the Ending Underlying Value of the Lesser Performing Underlying of 900 is less than its Initial Underlying Value of 1,000 by not more than 15%, the investor receives total payments of $1,066.25 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $66.25 per $1,000 principal amount note over the

JPMorgan Structured Investments —	TS-7
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 3: The level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,000 to an Ending Underlying Value of 500. Because the Ending Underlying Value of the Lesser Performing Underlying of 500 is less than its Initial Underlying Value of 1,000 by more than 15% and the Lesser Performing Underlying Return is -50%, the investor receives total payments of $654.48 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $66.25 per $1,000 principal amount note over the term of the notes and a payment at maturity of $588.23 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50% + 15%) × 1.1765] + $66.25 = $654.48

Example 4: The level of the Lesser Performing Underlying decreases from the Initial Underlying Value of 1,000 to an Ending Underlying Value of 0. Because the Ending Underlying Value of the Lesser Performing Underlying of 0 is less than its Initial Underlying Value of 1,000 by more than 15% and the Lesser Performing Underlying Return is -100%, the investor receives total payments of $66.25 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $66.25 per $1,000 principal amount note over the term of the notes, calculated as follows:

$1,000 + [$1,000 × (-100% + 15%) × 1.1765] + $66.25 = $66.25

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-8
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

Historical Information

The following graphs show the historical weekly performance of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund from January 4, 2008 through May 24, 2013. The Index closing level of the Russell 2000® Index on May 30, 2013 was 994.43. The closing price of one share of the iShares® MSCI EAFE Index Fund on May 30, 2013 was $61.26.

We obtained the various Index closing levels or closing prices, as applicable, of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels or prices of each Underlying, as applicable, should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or closing price, as applicable, of either Underlying on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market

JPMorgan Structured Investments —	TS-9
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return and Total Payments on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?” and “Hypothetical Examples of Amounts Payable on the Notes” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to Each of the Underlyings” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	TS-10
Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI EAFE Index Fund